Commission File No. 001-31403
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 _______________________
FORM 11-K ______________________
ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 30, 2003 _______________________
CONECTIV SAVINGS AND INVESTMENT PLAN (Full title of plan)
PEPCO HOLDINGS, INC. (Name of issuer of securities held pursuant to the plan)
701 NINTH STREET, N.W. WASHINGTON, D. C. 20068 (Address of principal executive office)
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CONECTIV SAVINGS AND INVESTMENT PLAN

Financial Statements as of and for the years ended December 30, 2003 and 2002

Additional information required for Form 5500 for the year ended December 30, 2003

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CONECTIV SAVINGS AND INVESTMENT PLAN Table of Contents

Page Number

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements

Statements of Net Assets Available for Benefits as of December 30, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 30, 2003 and 2002	3

Notes to Financial Statements	4 - 9

Additional Information*

Schedule I - Schedule of Assets (Held at End of Year)	10

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of Conectiv Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Conectiv Savings and Investment Plan (the "Plan") at December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP Philadelphia, PA June 23, 2004

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CONECTIV SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits

		As of December 30,
		2003		2002

Investments, at fair value
Registered investment companies:
Baron Asset Fund		$ 3,360,381		$ 3,220,495
T. Rowe Price International Stock Fund		3,035,361		2,495,385
Vanguard 500 Index Fund	*	32,514,352	*	23,638,204
Vanguard Growth and Income Fund	*	79,661,836	*	62,623,612
Vanguard LifeStrategy Growth Fund		2,837,372		1,172,465
Vanguard LifeStrategy Moderate Growth Fund		5,833,499		4,375,419
Vanguard Mid-Cap Index Fund		4,325,409		2,505,824
Vanguard PRIMECAP Fund	*	20,865,386	*	13,596,844
Vanguard Small-Cap Index Fund		3,559,372		1,350,549
Vanguard Total Bond Market Index Fund	*	34,318,917	*	34,013,537
Vanguard Value Index Fund		1,903,548		1,023,934
Vanguard Windsor II Fund		1,650,047		1,555,926
		193,865,480		151,572,194

Vanguard Retirement Savings Trust	*	78,871,528	*	79,954,859
Pepco Holdings, Inc. Common Stock Fund	*	38,626,579	*	33,608,628
Participant Loans		5,230,431		5,361,037
Total investments		316,594,018		270,496,717

Receivables
Employer's contributions		132,051		127,585
Participants' contributions		447,308		394,769
Dividend receivables		753,479		693,218
Total receivables		1,332,837		1,215,572

Net assets available for benefits		$ 317,926,855		$ 271,712,290
* Represents 5% or more of net assets available for benefits. The accompanying notes are an integral part of the financial statements.
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CONECTIV SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits

	Year Ended December 30,
	2003	2002
Additions
Investment income (loss):
Interest and dividend income, investments	$ 8,692,067	$ 8,680,138
Interest income, participant loans	415,222	445,357
Net appreciation (depreciation) in fair value of investments	34,381,956	33,333,583)
Net investment income (loss)	43,489,245	(24,208,088)

Contributions:
Employer	3,547,254	3,385,431
Participants	12,208,789	11,753,332
	15,756,043	15,138,763

Net additions (deductions)	59,245,288	(9,069,325)

Deductions
Payment of benefits	12,604,778	20,579,370
Asset transfers out	420,316	-
Other	5,629	-
Total deductions	13,030,723	20,579,370

Net increase/(decrease)	46,214,565	(29,648,695)

Net assets available for benefits:
Beginning of year	271,712,290	301,360,985
End of year	$ 317,926,855	$ 271,712,290

The accompanying notes are an integral part of the financial statements.
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CONECTIV SAVINGS AND INVESTMENT PLAN Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Conectiv Savings and Investment Plan (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General
On March 1, 1998, Atlantic Energy, Inc., the former parent company of Atlantic City Electric Company, and Delmarva Power & Light Company consummated a merger transaction to form Conectiv (the "Merger Transaction"). As a consequence of the Merger Transaction, the Plan was renamed from Delmarva Power & Light Company Savings and Thrift Plan and the Atlantic Electric 401(k) Savings and Investment Plan - A (Management) to Conectiv Savings and Investment Plan effective July 1, 1998. In addition, the Employee Stock Ownership Plan ("ESOP") Accounts in the Plan result from the merger, as of November 1, 1998, of the Delmarva Power & Light Company Payroll Based Employer Stock Ownership Plan and the Atlantic City Electric Company Employee Stock Ownership Plan with the Plan.

On February 9, 2001, the Boards of Directors of Conectiv and Potomac Electric Power Company ("Pepco") approved an Agreement and Plan of Merger (the "Merger") under which Pepco would acquire Conectiv for a combination of cash and stock and Conectiv and Pepco would become wholly-owned subsidiaries of Pepco Holdings, Inc. Under the Merger, holders of Conectiv common stock and Conectiv Class A common stock were permitted to exchange their shares for cash, Pepco Holdings, Inc. common stock, or a combination of cash and Pepco Holdings Inc. common stock. Those electing cash would have their funds transferred to the Vanguard Retirement Savings Trust. Upon the deposit of a participant's funds into the Vanguard Retirement Savings Trust, the participant then had the option to either leave those funds in the Vanguard Retirement Savings Trust or reallocate those funds to an election of the participant's choice. The Merger between Conectiv and Pepco was effective as of August 1, 2002.

Vanguard Fiduciary Trust Company ("VFTC") serves as the Plan's trustee.

Contributions
All non-bargaining unit employees of Conectiv and subsidiaries (the "Company") are eligible to participate upon hire. All Local 1238 Employees and Local 1307 Employees are eligible to participate once they have completed a period of service of six months.

Participants may contribute from 1% to 20% of their base pay, not to exceed the maximum allowable under the Internal Revenue Code ("IRC"), with the Company contributing a matching amount equal to 50% of each participant's contributions up to 6% of the base pay of any participant who is a Non-Bargaining Unit Employee or up to 5% of the base pay of any participant who is a Local 1238 Employee or a Local 1307 Employee. The Company may make its matching contribution, either by contribution of cash to purchase the Company's common stock or with newly issued or purchased shares of the Company's common stock. The Plan includes a 401(k) option, which allows participants to defer income taxes on their before-tax contributions until such contributions and earnings are withdrawn from the Plan. Participants may elect to contribute on an after-tax or before-tax basis and to invest their contributions among the twelve registered investment company mutual funds and one collective trust at their discretion, in increments of 5%. Participant contributions can not be made to the Pepco Holdings, Inc. common stock fund. Dividends earned on the Company

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common stock invested for the benefit of the participants is reinvested in Company common stock, which may, at the Company's option, be purchased by the Plan trustee on the open market or from the Company. A participant who is at least 55 years old with at least 10 years of service and who has been a participant of the Plan and/or prior Plans for 5 years may direct a percentage of his common stock balance, with certain limitations, to be transferred to any investment fund or funds available.

Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings (losses). Allocations are based on participant account balances, as defined in the Plan document.

Vesting Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts.

Participant Loans
The Plan allows participants to obtain loans from their individual accounts. Participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum of $50,000. Loans have terms from one to five years and bear interest at the average rate charged by at least three financial institutions selected by the Personnel and Compensation Committee (the "Committee") for comparable loans, originating on the first business day of the month in which the Plan loan is made, and ranging between 6.25% and 9.88% at December 30, 2003 and between 7.41% and 9.88% at December 31, 2002. Principal and interest is paid ratably through payroll deductions or by prepayment in a lump sum. A participant may not have more than two loans outstanding at any time. A participant may pre-pay a loan at any time without penalty. A participant's loan is repayable within a maximum of five years or immediately upon termination of employment. Loans are secured by a lien on the participant's interest in the Plan.

Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of his account will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account may be made in (1) a lump sum cash payment (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary or (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan. Distributions from the Conectiv Class A ESOP Stock Fund and the Conectiv PAYSOP Stock Fund may be made in Company stock or cash. Deferrals of distributions cannot be past the age of 70-1/2.

While employed, a participant may make certain withdrawals upon written notice of basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Committee. At the age of 59-1/2, the participant may withdraw any portion of this basic and supplemental contribution amounts. Before-tax contributions, Company matching and supplemental contributions, and all investment earnings are fully taxable upon distribution to the participant. Special lump-sum distribution rules apply for full plan withdrawals made after age 59-1/2. A 10% surtax, as well as a 20% mandatory withholding, is applicable to taxable withdrawals and distributions prior to age 59-1/2, subject to certain exceptions.

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After making a hardship withdrawal of before-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of one year. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. During this suspension period, no matching contributions will be credited to the participant's account. Participants with 60 or more months of Plan participation will incur a six-month suspension of Company contributions, only when part of the Company's contributions are withdrawn.

Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for investment contracts, which are valued at contract value. Common stock is valued at quoted market prices. Shares of registered investment companies mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of collective trust funds are valued at net asset value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment

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securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Payment of Benefits Benefits are recorded when paid.

NOTE 3 - INVESTMENT CONTRACTS

The Plan invests in guaranteed investment contracts through the Vanguard Retirement Savings Trust (the "Trust"). The Trust is a tax-exempt collective trust registered in the State of Pennsylvania, which invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per unit.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS Information about the components of and the significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:
	As of December 30,
	2003	2002
Net Assets
Pepco Holdings, Inc. Common Stock Fund	$ 38,626,579	$ 33,608,628
	$ 38,626,579	$ 33,608,628

	As of December 30,
	2003	2002
Changes in net assets:
Contributions	$ 4,356,985	$ 3,766,171
Interest and dividend income	1,872,799	3,225.875
Net appreciation in fair value of investments	245,666	2,199,663
Benefits paid to participants	(1,231,794)	(6,237,744)
Transfers to participant-directed investments	(225,705)	(69,164,477)
	$ 5,017,951	$ (66,210,512)

NOTE 5 - INVESTMENTS

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

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	Year Ended December 30,
	2003	2002
Registered Investment Companies mutual funds	$ 34,136,290	$ (35,533,246)
Common Stock	245,666	2,199,663
	$ 38,626,579	$ (33,333583)

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for the Plan assets, therefore transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Pepco Holdings, Inc. and Conectiv are also related parties. Purchases and sales of Pepco Holdings, Inc. Common Stock were made during the year.
NOTE 7 - PLAN EXPENSES All expenses incurred in the administration of the Plan are paid by the Company.

NOTE 8 - TAX STATUS

The Internal Revenue Service had determined and informed the Company by letter dated October 9, 2003 that the Plan was qualified under IRC Section 401(a). The Plan has not been amended or restated since receiving the determination letter. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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Additional Information Required for Form 5500
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CONECTIV SAVINGS AND INVESTMENT PLAN Schedule of Assets (Held at End of Year) As of December 30, 2003		Schedule I
Conectiv, Inc. Savings and Investment Plan, EIN 52-2297449 Attachment to Form 5500, Schedule H, Line 4(i):
	Identity of Issue	Investment Type	Cost	Current Value

	Baron Asset Fund	Registered Investment Company	$ 3,960,177	$ 3,360,381
	T. Rowe Price International Stock Fund	Registered Investment Company	3,690,330	3,035,361
*	Vanguard 500 Index Fund	Registered Investment Company	31,046,679	32,514,352
*	Vanguard Growth and Income Fund	Registered Investment Company	70,881,779	79,661,836
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	2,723,494	2,837,372
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	5,647,625	5,833,499
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	3,739,523	4,325,409
*	Vanguard PRIMECAP Fund	Registered Investment Company	21,005,244	20,865,386
*	Vanguard Small-Cap Index Fund	Registered Investment Company	3,011,989	3,559,372
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	33,053,502	34,318,917
*	Vanguard Value Index Fund	Registered Investment Company	1,709,735	1,903,548
*	Vanguard Windsor II Fund	Registered Investment Company	1,727,742	1,650,047
*	Vanguard Retirement Savings Trust	Common/Collective Trust	78,871,528	78,871,528
*	Pepco Holdings, Inc.	Common Stock	29,247,601	38,626,579
*	Participant Loans	Participant loans 6.25% - 9.88%	5,230,431	5,230,431
Total assets (held at year end)			$ 295,547,378	$ 316,594,018
*	Party in Interest
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Exhibits:
Exhibit 23	Consent of Independent Registered Public Accounting Firm - Filed herewith.
SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONECTIV SAVINGS AND INVESTMENT PLAN By: /s/ Dennis R. Wraase Dennis R. Wraase, Chairman Administrative Board
Date: June 28, 2004
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Exhibit 23
CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-96673) of Pepco Holdings, Inc. of our report dated June 23, 2004, relating to the financial statements of the Conectiv Savings and Investment Plan, appearing on page 1 of this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP Philadelphia, PA June 28, 2004